Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Nine Months Ended				Twelve Months Ended
	September 30,				December 31,
	2016		2015		2015		2014		2013		2012		2011
Earnings from continuing operations before income taxes and equity in loss of investee companies	$2,065		$1,766		$2,023		$2,164		$2,665		$2,357		$1,983
Add:
Distributions from investee companies	5		2		3		9		8		11		6
Interest expense, net of capitalized interest	304		289		392		363		375		401		433
1/3 of rental expense	51		53		70		69		70		68		68
Total earnings from continuing operations	$2,425		$2,110		$2,488		$2,605		$3,118		$2,837		$2,490

Fixed charges:
Interest expense, net of capitalized interest	$304		$289		$392		$363		$375		$401		$433
1/3 of rental expense	51		53		70		69		70		68		68
Total fixed charges	$355		$342		$462		$432		$445		$469		$501
Ratio of earnings to fixed charges	6.8	x	6.2	x	5.4	x	6.0	x	7.0	x	6.0	x	5.0	x